UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53678

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:     September 30, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --  REGISTRANT INFORMATION

Biozoom, Inc. Full Name of Registrant
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

Kassel, Germany, D-34131 City, State and Zip Code

PART II --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or  before  the  fifth  calendar  day  following  the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant did not obtain all the necessary information prior to the filing date, the accountant could not complete the required financial statements, and management could not complete the Management’s Discussion and Analysis of such financial statements prior to the filing  deadline.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hardy Hoheisel	800	882-1683
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes	☒	No	☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Biozoom, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2013	By: /s/ Hardy Hoheisel
Hardy Hoheisel, Chief Executive Officer

Explanation

It is anticipated that our net loss for the three months ended September 30, 2013 will be in excess of $336,873 as compared to our net loss of $5,405 for the three months ended September 30, 2012, due to our material acquisition as of February 28, 2013 wherein we ceased to be a “shell company” and commenced operations in the field of devices that use spectroscopy to detect and measure substances within the body or other biological substances.  Rent, professional and other selling, general and administrative expenses increased for the three months ended September 30, 2013 over the year ended September 30, 2012 due to increased operations and accounting and related professional fees. Research and development increased for the three months ended September 30, 2013 over the three months ended September 30, 2012 due to our joint venture agreement with Opsolution GmbH.  Other income (expense) increased due to increased travel expenses and filing and reporting requirements.